SUB-ITEM 77I: Terms of new or amended
securities

(b) At a meeting held on December 14, 2016, the Board of Trustees (the "Board") of Aberdeen Funds
(the "Trust") approved the creation of an additional class of shares of each series of the Trust (each a "Fund" and collectively, the "Funds"), established and designated as Class T, with an unlimited number of shares classified and allocated to such classes of the Funds. A description of the Funds'
Class T shares is contained in the Prospectus and Statement of Additional Information, each dated
February 28, 2017, which were filed with the Commission pursuant to Rule 497(c) of the Securities Act of 1933, as amended, on March 3,
2017 (SEC Accession Number 0001104659-17-
014043).